Exhibit 99.1

LRAD CORPORATION REPORTS PROFITABLE

FINANCIAL RESULTS FOR FY 2012

Company Anticipates Improved FY 2013

SAN DIEGO, CA, December 4, 2012 – LRAD Corporation (NASDAQ: LRAD), the world’s leading provider of long range acoustic hailing devices (AHDs), today reported revenues of $14.8 million and net income of $0.04 per diluted share for the fiscal year ended September 30, 2012.

Selected accomplishments in fiscal 2012:

•	Achieved third consecutive year of profitability; the first three years of profitability in the Company’s history

•	Achieved net income of approximately 10% of revenue and increased working capital by 12%

•	Grew U.S. revenues 19% over fiscal 2011 in spite of ongoing defense budget uncertainty

•	Recorded initial revenues of the LRAD 2000X™, the loudest, most powerful AHD available, to meet the requirements of larger security applications

•	Developed and recorded initial revenues of the omnidirectional LRAD 360X™ targeted for the mass notification and emergency communications market

•

Managed the balance sheet and controlled expenses while moving into new corporate offices with increased and improved manufacturing space, and continuing to invest in new product development and AHD market expansion

“Direct and indirect revenues from the U.S. military, which declined by 40% in fiscal 2011, showed some improvement in fiscal 2012, though they still remained $2 million below the fiscal 2010 level due to ongoing federal budget uncertainty and the November 2012 election cycle,” said Tom Brown, president and CEO of LRAD Corporation. “Revenues related to law enforcement increased during the past fiscal year. To date, over 100 municipalities, counties and states have equipped their law enforcement agencies and emergency responders with LRAD systems.”

Revenues for fiscal year 2012 decreased 44% to $14.8 million, compared to $26.5 million for fiscal year 2011. Revenues in fiscal 2011 included a $12.1 million foreign government order, which was not repeated in fiscal 2012.

Gross profit for fiscal 2012 was $7.5 million or 51% of total revenues, compared to $15.9 million, or 60% of total revenues for fiscal 2011. The decrease in gross profit was primarily due to decreased revenues, lower fixed cost absorption, and increased amortization of prepaid expenses to support warranty and maintenance required under the large foreign government sale in fiscal 2011. These decreases were partially offset by lower manufacturing overhead spending and lower warranty expense.

Operating expenses for fiscal 2012 decreased 43% to $6.2 million, compared to $10.9 million in fiscal 2011. The decrease was primarily attributed to decreases of $3.1 million for sales commissions, primarily related to the large foreign government sale in fiscal 2011 and $1.9 million for bonus expense based on not meeting annual performance targets in fiscal 2012, partially offset by an increase of $266,000 for non-cash share-based compensation expense.

Net income for fiscal 2012 was $1.5 million, or $0.04 per diluted share, compared to net income of $5.0 million, or $0.15 per diluted share, for fiscal 2011. The decreases in net income and per share income were primarily due to decreased revenue and gross margin, partially offset by decreased operating expenses.

Brown concluded, “While we continue to battle economic and defense budget headwinds, based on expanding AHD markets and a growing pipeline of domestic and international business opportunities, we anticipate our fiscal year 2013 financial results will improve over fiscal 2012.”

About LRAD Corporation

LRAD Corporation is using long range communication to resolve uncertain situations peacefully and save lives on both sides of its proprietary Long Range Acoustic Device®. LRAD® systems are in service around the world in diverse applications including fixed and mobile military deployments, maritime security, critical infrastructure and perimeter security, commercial security, border and port security, law enforcement and emergency responder communications, asset protection and wildlife preservation and control. For more information about the Company and its LRAD systems, please visit www.lradx.com.

Forward-looking Statements: Except for historical information contained herein, the matters discussed are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. You should not place undue reliance on these statements. We base these statements on particular assumptions that we have made in light of our industry experience, the stage of product and market development as well as our perception of historical trends, current market conditions, current economic data, expected future developments and other factors that we believe are appropriate under the circumstances. These statements involve risks and uncertainties that could cause actual results to differ materially from those suggested in the forward-looking statements. These risks and uncertainties are identified and discussed in our filings with the Securities and Exchange Commission. These forward-looking statements are based on information and management’s expectations as of the date hereof. Future results may differ materially from our current expectations. For more information regarding other potential risks and uncertainties, see the “Risk Factors” section of the Company’s Form 10-K for the fiscal year ended September 30, 2012. LRAD Corporation disclaims any intent or obligation to update those forward-looking statements, except as otherwise specifically stated.

COMPANY CONTACT:

Robert Putnam

+1 858.676.0519

robert@lradx.com

LRAD Corporation and Subsidiary

Consolidated Balance Sheets

(000’s omitted)

	September 30,
	2012	2011
ASSETS
Current assets:
Cash and cash equivalents	$13,860	$13,871
Restricted cash	—	606
Accounts receivable, net	5,518	5,098
Inventories, net	3,112	2,736
Prepaid expenses and other	442	664
Assets of discontinued operations	—	6

Total current assets	22,932	22,981
Equipment, net	213	75
Patents, net	158	226
Prepaid expenses—noncurrent	1,102	1,219

Total assets	$24,405	$24,501

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$995	$1,040
Accrued liabilities	624	2,900
Liabilities of discontinued operations	—	9

Total current liabilities	1,619	3,949
Other liabilities—noncurrent	364	277

Total liabilities	1,983	4,226

Total stockholders’ equity	22,422	20,275

Total liabilities and stockholders’ equity	$24,405	$24,501

LRAD Corporation and Subsidiary

Consolidated Statements of Operations

(000’s omitted except share and per share amounts)

	Years Ended September 30,
	2012	2011
Revenues	$14,792	$26,507
Cost of revenues	7,314	10,577

Gross profit	7,478	15,930

Operating expenses:
Selling, general and administrative	4,541	8,464
Research and development	1,660	2,484

Total operating expenses	6,201	10,948

Income from operations	1,277	4,982
Other income	34	47

Income from continuing operations before income taxes	1,311	5,029
Income tax (benefit) expense	(151)	75

Income from continuing operations	1,462	4,954
Income from discontinued operations, net of tax	—	69

Net income	$1,462	$5,023

Net income per common share—continuing operations:
Basic	$0.05	$0.16
Diluted	$0.04	$0.15
Net income per common share—discontinued operations:
Basic	$0.00	$0.00
Diluted	$0.00	$0.00
Net income per common share:
Basic	$0.05	$0.16
Diluted	$0.04	$0.15
Weighted average common shares outstanding:
Basic	32,374,499	31,755,157

Diluted	33,015,955	32,722,632